Exhibit 99.1

Suncor Energy reports fourth quarter 2024 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (February 5, 2025)

Fourth Quarter Highlights

•	Generated $3.5 billion in adjusted funds from operations and $1.9 billion in free funds flow.
•	Returned $1.7 billion to shareholders, with $1 billion in share repurchases and $700 million in dividends.
•	Record upstream production of 875,000 barrels per day (bbls/d) with upgrader utilization of 103%.
•	Near record refining throughput of 486,200 bbls/d with refinery utilization of 104%.
•	Record refined product sales of 613,300 bbls/d, exceeding the previous record set in the third quarter.
•	Shifted to 100% return of excess funds to shareholders via share repurchases in the fourth quarter.

“Suncor’s fourth quarter was about finishing an exceptional year strong and building momentum for 2025,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Performance records were set across the company in both the quarter and for the full year, including records in upstream production, refining throughput, refined product sales and asset utilization. In addition, personnel safety and operational integrity were at or near best-ever annual performance levels. Suncor’s people, company-wide, delivered by working in a team-based, results-oriented manner. Looking ahead in 2025, we remain committed to continuing to deliver high performance results with safe, reliable and cost-effective operations to achieve our free cash flow targets and create superior shareholder value.”

Annual 2024 Highlights

•	Increased normalized free funds flow by $2.3 billion, relative to 2023.
•	Generated $13.8 billion in adjusted funds from operations and $7.4 billion in free funds flow.
•	Returned $5.7 billion to shareholders, with $2.9 billion in share repurchases and $2.8 billion in dividends.
•	Record upstream production of 827,600 bbls/d with record upgrader utilization of 98%.
•	Record refining throughput of 465,000 bbls/d with refinery utilization of 100%.
•	Record refined product sales of 600,400 bbls/d, with all four quarters in 2024 the highest-ever.
•	Total operating, selling and general expenses down more than $300 million versus 2023 despite significantly higher volumes.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Fourth Quarter Results

Financial Highlights	Q4	Q3	Q4
($ millions, unless otherwise noted)	2024	2024	2023
Net earnings	818	2 020	2 820
Per common share(1) (dollars)	0.65	1.59	2.18
Adjusted operating earnings(2)	1 566	1 875	1 635
Per common share(1)(2) (dollars)	1.25	1.48	1.26
Adjusted funds from operations(2)	3 493	3 787	4 034
Per common share(1)(2) (dollars)	2.78	2.98	3.12
Cash flow provided by operating activities	5 083	4 261	4 318
Per common share(1) (dollars)	4.05	3.36	3.34
Capital and exploration expenditures	1 498	1 467	1 482
Free funds flow(2)	1 923	2 232	2 482
Dividend per common share(1) (dollars)	0.57	0.55	0.55
Share repurchases per common share(3) (dollars)	0.80	0.62	0.29
Returns to shareholders(4)	1 713	1 480	1 079
Net debt(2)(5)	6 861	7 968	9 852

	Q4	Q3	Q4
Operating Highlights	2024	2024	2023
Total upstream production (mbbls/d)	875.0	828.6	808.1
Refinery utilization (%)	104	105	98

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.
(4)	Includes dividends paid on common shares and repurchases of common shares.
(5)	Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q4	Q3	Q4
($ millions)	2024	2024	2023
Net earnings	818	2 020	2 820
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	514	(123)	(199)
Unrealized gain on risk management activities	(16)	(28)	(9)
Loss on early repayment of long-term debt(2)	144	—	—
Asset impairment and derecognition(3)	212	—	158
Gain on significant acquisition	—	—	(1 125)
Income tax (recovery) expense on adjusted operating earnings adjustments	(106)	6	(10)
Adjusted operating earnings(1)	1 566	1 875	1 635

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non GAAP Financial Measures section of this news release.
(2)	During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of certain series of its outstanding notes.
(3)	During the fourth quarter of 2024, Suncor recorded an impairment of $212 million against an equity investment in the Corporate and Eliminations segment.

•	Suncor’s adjusted operating earnings were $1.566 billion ($1.25 per common share) in the fourth quarter of 2024, compared to $1.635 billion ($1.26 per common share) in the prior year quarter, with the decrease primarily due to lower refined product realizations, increased royalties due to higher heavy crude price realizations, and increased depreciation, depletion and amortization (DD&A) expense, partially offset by higher sales volumes.

•	Net earnings were $818 million ($0.65 per common share) in the fourth quarter of 2024, compared to $2.820 billion ($2.18 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the fourth quarter of 2024 and the prior year quarter were impacted by the reconciling items shown in the table above.

•	Adjusted funds from operations were $3.493 billion ($2.78 per common share) in the fourth quarter of 2024, compared to $4.034 billion ($3.12 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, as well as a larger tax benefit relating to the acquisition of TotalEnergies EP Canada Ltd. in the prior year quarter compared to the current quarter.

•	Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $5.083 billion ($4.05 per common share) in the fourth quarter of 2024, compared to $4.318 billion ($3.34 per common share) in the prior year quarter.

•	Operating, selling and general (OS&G) expenses in the fourth quarter of 2024 were comparable to the prior year quarter, primarily due to decreased operations and maintenance costs and lower commodity costs being offset by the company’s increased working interest in Fort Hills and increased share-based compensation.

Operating Results

	Q4	Q3	Q4
(mbbls/d, unless otherwise noted)	2024	2024	2023
Total Oil Sands bitumen production	951.5	909.6	866.2
SCO and diesel production	572.5	543.2	495.6
Inter-asset transfers and consumption	(28.9)	(29.4)	(19.9)
Upgraded production – net SCO and diesel	543.6	513.8	475.7
Bitumen production	342.6	294.6	327.0
Inter-asset transfers	(68.7)	(32.4)	(45.3)
Non-upgraded bitumen production	273.9	262.2	281.7
Total Oil Sands production	817.5	776.0	757.4
Exploration and Production	57.5	52.6	50.7
Total upstream production	875.0	828.6	808.1
Refinery utilization (%)	104	105	98
Refinery crude oil processed	486.2	487.6	455.9

•	Total Oil Sands bitumen production increased to a record 951,500 bbls/d in the fourth quarter of 2024, compared to 866,200 bbls/d in the prior year quarter, primarily due to record production at Firebag, the company’s increased working interest at Fort Hills and strong mining performance.

•	The company’s net synthetic crude oil (SCO) production increased to a fourth quarter record of 543,600 bbls/d, compared to 475,700 bbls/d in the prior year quarter as the company leveraged its unparalleled regional integration and high reliability, and included record quarterly upgrader utilization of 105% at Syncrude and fourth quarter record upgrader utilization of 102% at Oil Sands Base, compared to 101% and 83%, respectively, in the prior year quarter. The increase was also due to fewer planned maintenance activities at Oil Sands Base in the current quarter compared to the prior year quarter.

•	Non-upgraded bitumen production decreased to 273,900 bbls/d in the fourth quarter of 2024, compared to 281,700 bbls/d in the prior year quarter, due to higher upgrader availability more than offsetting increased bitumen production.

•	Exploration and Production (E&P) production increased to 57,500 bbls/d in the fourth quarter of 2024, compared to 50,700 bbls/d in the prior year quarter, primarily due to the addition of production from Terra Nova, and increased production at Hibernia, partially offset by the absence of production from White Rose due to the asset life extension project.

•	Strong operating performance resulted in utilization rates above 100% at all refineries for the second consecutive quarter. Overall utilization was 104% and throughput was 486,200 bbls/d, compared to 98% and 455,900 bbls/d, respectively, in the prior year quarter.

•	Achieved record refined product sales of 613,300 bbls/d in the fourth quarter of 2024, compared to 575,500 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the benefit of the company’s continued investment in its extensive retail and broader sales network.

Corporate and Strategy Updates

•	Normalized free funds flow growth update. When adjusted for a US$75 WTI Business Environment, 2024 normalized free funds flow was $7.373 billion, $2.3 billion higher than 2023 normalized free funds flow, demonstrating significant progress towards the three-year growth target of $3.3 billion.

•	New cogeneration facility begins operating. The company began operating a cogeneration facility to replace the coke-fired boilers at Oil Sands Base Plant, which provides the steam generation required for extraction and upgrading activities at a lower cost. The cogeneration facility also generates lower-carbon-intensive power for Alberta’s power grid.

•	Quarterly dividend increase. Suncor increased its quarterly dividend by approximately 5% to $0.57 per share.

•	Debt reduction of $1.1 billion. Suncor repaid approximately $1.1 billion aggregate principal amount of certain series of the company’s outstanding notes, capturing significant economic value and reducing future interest obligations.

•	Increase in shareholder capital allocation. With achievement of its $8 billion net debt target, Suncor has moved to 100% return of excess funds to shareholders via share repurchases.

Corporate Guidance Updates

There have been no changes to the 2025 corporate guidance ranges previously issued on December 12, 2024.

For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid (NCIB)

(thousands of common shares)	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased
2022 NCIB	February 8, 2022	February 7, 2023	71 650	5	26 232
Amended 2022 NCIB	May 11, 2022	February 7, 2023	143 500	10	91 912
2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	56 892

Suncor’s current NCIB will terminate on February 25, 2025. The company intends to make an application to renew the NCIB program subsequent to the expiration of its current NCIB.

Between February 26, 2024, and February 3, 2025, pursuant to Suncor’s NCIB, Suncor repurchased 56,891,592 common shares on the open market, representing the equivalent of 4.4% of its common shares as at February 12, 2024, for $3.021 billion, at a weighted average price of $53.10 per share.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 625	2 660	125	133	410	598	(1 070)	(1)	—	—	1 090	3 390
Adjustments for:
Depreciation, depletion, amortization and impairment	1 390	1 214	162	99	269	256	30	29	—	—	1 851	1 598
Accretion	128	116	17	15	3	2	—	—	—	—	148	133
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	514	(199)	—	—	514	(199)
Change in fair value of financial instruments and trading inventory	1	(65)	(7)	(1)	(53)	(30)	—	—	—	—	(59)	(96)
Bargain purchase gain and revaluations	—	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)
(Gain) loss on disposal of assets	(6)	—	—	8	(5)	(2)	(1)	(3)	—	—	(12)	3
Loss on extinguishment of long-term debt	—	—	—	—	—	—	144	—	—	—	144	—
Share-based compensation	55	30	4	4	26	10	69	24	—	—	154	68
Settlement of decommissioning and restoration liabilities	(95)	(70)	(24)	(24)	(20)	(16)	—	—	—	—	(139)	(110)
Other	28	(109)	(3)	(6)	8	(7)	183	160	—	—	216	38
Current income tax (expense) recovery	—	—	—	—	—	—	—	—	(414)	334	(414)	334
Adjusted funds from (used in) operations	3 126	2 651	274	228	638	811	(131)	10	(414)	334	3 493	4 034
Change in non-cash working capital											1 590	284
Cash flow provided by operating activities											5 083	4 318

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	6 607	6 811	867	1 691	2 596	3 383	(1 883)	(1 296)	—	—	8 187	10 589
Adjustments for:
Depreciation, depletion, amortization and impairment	5 134	4 902	707	483	996	934	117	116	—	—	6 954	6 435
Accretion	514	460	67	64	11	8	—	—	—	—	592	532
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	714	(184)	—	—	714	(184)
Change in fair value of financial instruments and trading inventory	(117)	27	3	(3)	(8)	(29)	—	—	—	—	(122)	(5)
Bargain purchase gain and revaluations	—	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)
Gain on disposal of assets	(15)	(39)	—	(600)	(8)	(28)	(2)	(325)	—	—	(25)	(992)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	170	—	—	—	170	—
Share-based compensation	(47)	71	12	12	(20)	25	(2)	—	—	—	(57)	108
Settlement of decommissioning and restoration liabilities	(385)	(326)	(47)	(29)	(56)	(35)	—	—	—	—	(488)	(390)
Other	151	(56)	1	(6)	27	10	207	143	—	—	386	91
Current income tax expense	—	—	—	—	—	—	—	—	(2 465)	(1 734)	(2 465)	(1 734)
Adjusted funds from (used in) operations	11 842	10 725	1 610	1 612	3 538	4 268	(679)	(1 546)	(2 465)	(1 734)	13 846	13 325
Change in non-cash working capital											2 114	(981)
Cash flow provided by operating activities											15 960	12 344

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	3 126	2 651	274	228	638	811	(131)	10	(414)	334	3 493	4 034
Capital expenditures including capitalized interest(1)	(941)	(1 068)	(255)	(161)	(352)	(305)	(22)	(18)	—	—	(1 570)	(1 552)
Free funds flow (deficit)	2 185	1 583	19	67	286	506	(153)	(8)	(414)	334	1 923	2 482

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	11 842	10 725	1 610	1 612	3 538	4 268	(679)	(1 546)	(2 465)	(1 734)	13 846	13 325
Capital expenditures including capitalized interest(1)	(4 340)	(4 096)	(907)	(668)	(1 190)	(1 002)	(46)	(62)	—	—	(6 483)	(5 828)
Free funds flow (deficit)	7 502	6 629	703	944	2 348	3 266	(725)	(1 608)	(2 465)	(1 734)	7 363	7 497

(1)	Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter and twelve months ended December 31, 2024, compared to nil and $108 million in the fourth quarter and twelve months ended December 31, 2023, respectively.

Normalized Free Funds Flow

Normalized free funds flow is a non-GAAP financial measure that is calculated by taking free funds flow and normalizing it for a US$75 WTI price environment, as indicated in the table below. Management uses normalized free funds flow as a more comparable historical measure of free funds flow that holds the business environment constant to measure the company’s progress against its free funds flow growth expectations.

	Business Environment - 2024
	US$75 WTI	Actual	Delta	Adjusted funds from operations sensitivity (Cdn$ millions)	Adjusted funds from operations impact (Cdn$ millions)
WTI (US$/bbl)	75.00	75.70	(0.70)	200	(140)
SYN-WTI (US$/bbl)	2.50	(0.60)	3.10	50	155
WCS-WTI (US$/bbl)	(16.00)	(14.70)	(1.30)	10	(13)
NYH 2-1-1 (US$/bbl)	27.00	22.90	4.10	150	615
Natural gas at AECO	3.00	1.35	1.65	(150)	(247)
Exchange rate average (US$/Cdn$)	0.74	0.73	0.01	(230)	(230)
2024 Adjusted funds from operations business environment impacts					140
2024 Fort Hills acquisition tax benefit					(130)
					10
Add: Adjusted funds from operations - actual					13 846
2024 Adjusted funds from operations - normalized					13 856
Deduct: Capital expenditures including capitalized interest					(6 483)
2024 Free funds flow - normalized					7 373

	Business Environment - 2023
	US$75 WTI	Actual	Delta	Adjusted funds from operations sensitivity (Cdn$ millions)	Adjusted funds from operations impact (Cdn$ millions)
WTI (US$/bbl)	75.00	77.60	(2.60)	200	(520)
SYN-WTI (US$/bbl)	2.50	2.00	0.50	50	25
WCS-WTI (US$/bbl)	(16.00)	(18.60)	2.60	20	52
NYH 2-1-1 (US$/bbl)	27.00	34.40	(7.40)	140	(1 036)
Natural gas at AECO	3.00	2.50	0.50	(160)	(80)
Exchange rate average (US$/Cdn$)	0.74	0.74	—	(200)	—
2023 Adjusted funds from operations business environment impacts					(1 559)
2023 Fort Hills acquisition tax benefit					(880)
					(2 439)
Add: Adjusted funds from operations - actual					13 325
2023 Adjusted funds from operations - normalized					10 886
Deduct: Capital expenditures including capitalized interest(1)					(5 828)
2023 Free funds flow - normalized					5 058

(1)	Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter and twelve months ended December 31, 2024, compared to nil and $108 million in the fourth quarter and twelve months ended December 31, 2023, respectively.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	December 31	December 31
($ millions, except as noted)	2024	2023
Short-term debt	—	494
Current portion of long-term debt	997	—
Long-term debt	9 348	11 087
Total debt(1)	10 345	11 581
Less: Cash and cash equivalents	3 484	1 729
Net debt (1)	6 861	9 852
Shareholders’ equity	44 514	43 279
Total debt plus shareholders’ equity	54 859	54 860
Total debt to total debt plus shareholders’ equity(1) (%)	18.9	21.1
Net debt to net debt plus shareholders’ equity(1) (%)	13.4	18.5

(1)	Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom;and Suncor’s intention to return 100% of excess funds to shareholders now that it has achieved its net debt target. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 21, 2024, Suncor’s Report to Shareholders for the Fourth Quarter of 2023 dated February 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s fourth quarter 2024 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

invest@suncor.com